Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas  77027

Tel.:  713-621-5946
Fax:  713-621-3988

 January 20, 2015

BY EDGAR
BY U. S. FIRST CLASS MAIL

Mr. Ethan Horowitz
Branch Chief
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:	Isramco, Inc.
Comment Letter Dated January 7, 2015
File No. 0-12500

Dear Messrs. Horowitz and Schwall:

Set forth below are the responses of Isramco, Inc. (the “Company”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 7, 2015 (the “Comments”), with respect to the Company’s Annual Report on Form 10-K (File No. 0-12500) filed by with the Commission on March 17, 2014.  The Staff’s Comments are set forth below and are followed by the Company’s responses. The Company respectfully requests that the Staff permit the Company to incorporate its responses to the Staff’s comments below into its future filings with the Commission, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Future Form 10-K”).

Form 10-K for Fiscal Year Ended December 31, 2013

Selected Financial Data, page 27

1.           The draft disclosure provided in response to comment 9 in our letter dated September 17, 2014 includes a line item captioned “Income (Loss) from Continuing Operations” as part of the per share data. Please describe this line item to us or exclude it from your presentation of selected financial data.

The Company acknowledges the Staff’s comment and confirms that it will exclude line item captioned “Income (Loss) from Continuing Operations” from per share data in Selected Financial Data in  the Company’s Future Form 10-K. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comment below.

	Year Ended December 31,
(thousands, except as noted)	2013	2012	2011	2010	2009
Revenues and Income (Loss)
Total Revenues	68,692	50,430	45,648	42,200	31,724
Net Income (Loss)	(6,710)	2,221	7,381	(2,787)	(13,579)
Per Share Data
Earnings (Loss) Per Share - Basic	(2.47)	0.82	2.72	(1.03)	(5.00)
Earnings Per Share - Diluted	(2.47)	0.82	2.72	(1.03)	(5.00)
Cash Dividends Per Share	-	-	-	-	-
Year-End Stock Price Per Share	127.05	103.99	89.56	84.30	71.50
Weighted Average Shares Outstanding	2,717,691	2,717,691	2,717,691	2,717,691	2,717,691
Basic	2,717,691	2,717,691	2,717,691	2,717,691	2,717,691
Diluted	2,717,691	2,717,691	2,717,691	2,717,691	2,717,691
Total Assets	157,913	153,958	151,907	171,878	176,318
Long-term Obligations	114,849	99,413	77,658	96,111	135,081
Long-Term Debt & Long-Term Accrued Interest	96,035	81,505	60,408	99,857	117,136

Financial Statements, page F-3

Notes to Consolidated Financial Statements

Income Taxes, page F-18

2.           It does not appear that the draft disclosure provided in response to comment 13 in our letter dated September 17, 2014 includes the disclosure required by Rule 4-08(h) of Regulation S-X. Please show us the draft disclosure you intend to include as part of your future Exchange Act Fillings.

The Company acknowledges the Staff’s comment and confirms that it will include the income tax disclosure required by Rule 4-08(h) into the Company’s Future Form 10-K. The Company advises the Staff on supplementary basis that an additional table outlining the components of income (loss) before income tax expense (benefit) as either domestic or foreign will be included in our future Form 10-K fillings. In addition, the Company has included proposed revised disclosure reflecting the Staff’s comments below. The Company advises the Staff on a supplementary basis that the below revised disclosure does not include any change in the results or the balance of the Company’s provision for income tax.

7.  Income Taxes

The Company operates through its various subsidiaries in the United States (“U.S.”); accordingly, income taxes have been provided based upon the tax laws and federal and state income tax rates in the U.S. as they apply to the Company’s current ownership structure.

The Company accounts for income taxes pursuant to Accounting Standards Codification (ASC) 740, Accounting for Income Taxes, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been recognized in Isramco’s financial statements or tax returns. The Company provides for deferred taxes on temporary differences between the financial statements and tax bases of its assets using the enacted tax rates that are expected to apply to taxable income when the temporary differences are expected to reverse.

The Company adopted Accounting Standards Codification (ASC) 740-10, effective January 1, 2007.  The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations. There were no unrecognized tax benefits that if recognized would affect the tax rate. There were no interest or penalties recognized as of the date of adoption or for the twelve months ended December 31, 2013.  The Company's tax years subsequent to 2007 currently remain open and subject to examination by federal tax authorities and the tax authorities in Louisiana, New Mexico, Oklahoma and Texas, which are the jurisdictions in which the Company has had its principal operations. In certain of these jurisdictions, the Company operates through more than one legal entity, each of which may have different open years subject to examination. It is important to note that years are technically open for examination until the statute of limitations in each respective jurisdiction expires.

The income tax provision differs from the amount of income tax determined by applying the Federal Income Tax Rate to pre-tax income from continuing operations due to the following items:

	Years Ended December 31,
	2013	2012	2011
	(In thousands)
Expected tax (benefit) expense	$(3,479)	$1,161	$3,975
Other	(137)	(66)	-
Total tax expense (benefit)	$(3,616)	$1,095	$3,975

Deferred tax assets at December 31, 2013 and 2012 are comprised primarily of net operating loss carry forwards and book impairment from write downs of assets. Deferred tax liabilities consist primarily of the difference between book and tax basis depreciation, depletion and amortization, and impairment. Book basis in excess of tax basis for oil and gas properties and equipment primarily results from differing methodologies for recording property costs and depreciation, depletion and amortization under accounting principles generally accepted in the United States and the applicable income tax statutes and regulations in the jurisdictions in which the Company operates. There is a net deferred tax asset and it is management’s opinion that a valuation allowance is not needed, as it is more likely than not based on objective evidence that realization of the deferred tax assets is reasonably assured.

The principal components of the Company’s deferred tax assets and liabilities as of December 31 were as follows (in thousands):

	2013	2012
Deferred current tax assets:
Accrued interest	$6,336	$-
Allowance for doubtful accounts	203	4,160
Deferred current tax assets	$6,539	$4,160

Net current deferred tax assets	$6,539	$4,160

Deferred noncurrent tax assets:
Foreign tax credit (1)	3,956	-
Net operating loss carry-forwards	10,672	13,364
Deferred noncurrent tax assets	$14,628	$13,364

Deferred noncurrent tax liabilities:
Book-tax differences in property basis	(5,476)	(9,405)
Deferred noncurrent tax liabilities	$(5,476)	$(9,405)

Net noncurrent deferred tax assets	$9,152	$3,959

(1)  Total revenues net of marketing and transportation expenses from Tamar Field were $15,824,000. The Company paid $3,956,000 in foreign income taxes and as a result has created a foreign tax credit in the US to be used against future US income tax. The credit will expire in 2023.

Components of income (loss) from operations before income taxes are as follows:

	2013	2012	2011

Domestic	$(25,764)	$3,542	$11,361
Foreign	15,824	-	-
Total	(9,940)	3,542	11,361

The principal components of the Company's Income Tax Provision for the years indicated below were as follows (in thousands):

	2013	2012	2011
Current income tax:
Federal	$-	$-	$-
Foreign	3,956	-	-
State	-	-	-
Total current income tax	$3,956	$-	$-

Deferred income tax
Federal	$(7,572)	$1,095	$3,975
Foreign	-	-	-
State	-	-	-
Total deferred income tax	$(7,572)	$1,095	$3,975
Provision for income tax	$(3,616)	$1,095	$3,975

At December 31, 2013 the Company has U.S. tax loss carry forwards of approximately $30,490,000 which will expire in various amounts beginning in 2023 and ending in 2032.  Utilization of such loss carry forwards could be limited to the extent Isramco has an ownership change that triggers the limitation under Section 382 of Internal Revenue Code of 1986, as amended.

Note 15 – Supplemental Oil and Gas Information (Unaudited), page F-24

3.           Based on the draft disclosure provided in response to comment 15 in our letter dated September 17, 2014, it appears you intend to include “impairment of oil and natural gas properties” and “loss from plug and abandonment” as part of your disclosure of results of operations for oil- and gas-producing activities. Please revise as this does not appear to be consistent with FASB ASC 932-235-50-23. .

The Company acknowledges the Staff’s comment and confirms that it will adjust the table in consistence with FASB ASC 932-235-50-23. However, the Company respectfully informs the Staff that the Company intends to include “impairment of oil and natural gas properties” as part of the Company’s disclosure of results of operations for oil- and gas-producing activities. as the Company believes that FASB ASC 932-235-50-23 is unclear regarding the presentation of this item, and the Company believes that other companies in the industry in which the Company operates include this item in their disclosure of results of operations for oil- and gas-producing activities. The Company has included proposed revised disclosure reflecting the Staff’s comment below.

Please see the revised table below.

thousands	United States	Israel	Total
December 31, 2013
Production revenues	$35,464	$15,824	$51,288
Production costs	20,200	-	20,200
Depreciation, depletion, amortization and accretion	11,568	-	11,568
Impairment of oil and natural gas properties	23,161	-	23,161
Income tax expense (benefit)	(6,813)	5,538	(1,275)
Results of operations from producing activities	(12,652)	10,286	(2,366)

December 31, 2012
Production revenues	40,402	-	40,402
Production costs	20,051	-	20,051
Depreciation, depletion, amortization and accretion	11,513	-	11,513
Impairment of oil and natural gas properties	1,225	-	1,225
Income tax expense	2,665	-	2,665
Results of operations from producing activities	4,948	-	4,948

December 31, 2011
Production revenues	44,228	-	44,228
Production costs	21,296	-	21,296
Depreciation, depletion, amortization and accretion	10,747	-	10,747
Impairment of oil and natural gas properties	4,034	-	4,034
Income tax expense	2,853	-	2,853
Results of operations from producing activities	5,298	-	5,298

 *                      *                      *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (713) 621-3882, extension 309.

Sincerely,

/s/ Anthony James

Anthony James